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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:     Date examination completed:
811-03605                                  November 30, 2004
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2. State identification Number:
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AL                 AK   AZ   AR            CA   CO
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CT                 DE   DC   FL            GA   HI
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ID                 IL   IN   IA            KS   KY
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LA                 ME   MD   MA            MI   MN
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MS                 MO   MT   NE            NV   NH
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NJ                 NM   NY   NC            ND   OH
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OK                 OR   PA   RI            SC   SD
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TN                 TX   UT   VT            VA   WA
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WV                 WI   WY   PUERTO RICO
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Other (specify):
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3. Exact name of investment company as specified in registration statement:
Northern Institutional Funds
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4. Address of principal executive office (number, street, city, state, zip code): 50 S. LaSalle, Chicago, Illinois 60675
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (10-03)

                    Management Statement Regarding Compliance
          With Certain Provisions of the Investment Company Act of 1940

January 14, 2005

We, as members of management of the Northern Institutional Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of November 30, 2004, and from September 30, 2004 through November 30, 2004. The Portfolios comprising The Northern Institutional Funds are as follows:

Equity Portfolios                      Fixed Income Portfolios                Money Market Portfolios
-----------------                      -----------------------                -----------------------
Balanced Portfolio                     Bond Portfolio                         Diversified Assets Portfolio
Diversified Growth Portfolio           Core Bond Portfolio                    Government Portfolio
Equity Index Portfolio                 Intermediate Bond Portfolio            Government Select Portfolio
Focused Growth Portfolio               International Bond Portfolio           Tax-Exempt Portfolio
International Equity Index Portfolio   Short-Intermediate Bond Portfolio      Liquid Assets Portfolio
International Growth Portfolio         U.S. Government Securities Portfolio   Municipal Portfolio
Small Company Index Portfolio          U.S. Treasury Index Portfolio          Prime Obligations Portfolio
MidCap Growth Portfolio
Small Company Growth Portfolio

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2004, and from September 30, 2004 through November 30, 2004, with respect to securities reflected in the investment accounts of the Funds.

                                       Northern Institutional Funds

                                       By:


                                       /s/ Lloyd A. Wennlund
                                       -----------------------------------------
                                       Lloyd A. Wennlund
                                       President, Northern Institutional Funds


                                       /s/ Brian P. Ovaert
                                       -----------------------------------------
                                       Brian P. Ovaert
                                       Treasurer, Northern Institutional Funds


                                       /s/ Stuart Schuldt
                                       -----------------------------------------
                                       Stuart Schuldt
                                       Assistant Treasurer, Northern
                                       Institutional Funds

             Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
The Northern Institutional Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Northern Institutional Funds (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of November 30, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2004, and with respect to agreement of security purchases and sales, for the period from September 30, 2004, through November 30, 2004:

..    Count and inspection of all securities located in the vaults of the
     Northern Trust Company in London and New York;

..    Confirmation of all securities and similar investments held by institutions in book entry form at the Depository Trust Company and the Federal Reserve Bank of Chicago;

..    Confirmation, or alternative procedures, of all foreign securities and similar investments held by various foreign sub-custodians;

..    Confirmation, or alternative procedures, of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;

..    Reconciliation of all such securities to the books and records of the Funds and the Custodian;

..    Confirmation, or alternative procedures, of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Northern Trust Company records; and

..    Agreement of 5 security purchases and 5 security sales or maturities since our last report from the books and records of the Funds to broker confirmations, or alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of November 30, 2004, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                       /s/ Ernst & Young LLP

Chicago, Illinois
January 14, 2005